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                                                                       EXHIBIT 6


                           TREX MEDICAL CORPORATION
                                81 Wyman Street
                            Waltham, MA 02454-9046

                                                                November 7, 2000

Dear Shareholder:

     On October 25, 2000, Trex Medical Acquisition, Inc., a wholly-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"), commenced a tender offer to acquire for $2.15 per share in cash all of the issued and outstanding shares of common stock of Trex Medical Corporation (the "Company") not currently owned by Thermo Electron or its direct and indirect subsidiaries (the "Offer").

     Because all of the current members of the Company's Board of Directors, except the undersigned, are or were affiliated with Thermo Electron, the Company's Board of Directors appointed the undersigned as a one-member Special Committee to respond to the Offer. Based on the factors considered by the Special Committee and set forth in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which was filed today with the Securities and Exchange Commission, the Special Committee is recommending that the shareholders accept the Offer and tender their shares of common stock of the Company pursuant to the Offer.

     The Special Committee strongly urges you to make your decision as to whether or not to tender your shares based on all of the information available to you, including the factors considered by the Special Committee and described in the Schedule 14D-9, and, to that end, strongly urges that you read the enclosed materials carefully and in their entirety.

                                  Very truly yours,

                                  /s/ James W. May Jr.
                                  ---------------------------

                                  Sole Member of the Special Committee of the Board of Directors of Trex Medical Corporation